

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2024

Beth Ann L. Chivinski
Interim Chief Financial Officer
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, PA 17604

> **Re: Fulton Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-39680**

Dear Beth Ann L. Chivinski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance